As filed with the Securities and Exchange Commission on July 18, 2007

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

1933 Act File No. 333-142398

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO.

POST-EFFECTIVE AMENDMENT NO. 1

AMERICAN CAPITAL STRATEGIES, LTD.

(Exact name of registrant as specified in charter)

2 BETHESDA METRO CENTER

14TH FLOOR

BETHESDA, MD 20814

(Address of principal executive offices)

Registrant’s telephone number, including area code: (301) 951-6122

SAMUEL A. FLAX, ESQ.

EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

2 BETHESDA METRO CENTER

14TH FLOOR

BETHESDA, MD 20814

(Name and address of agent for service)

COPIES TO:

RICHARD E. BALTZ, ESQ.

Arnold & Porter LLP

555 Twelfth Street, N.W.

Washington, DC 20004-1206

(202) 942-5000

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

From time to time after the effective date of this registration statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-142398) of American Capital Strategies, Ltd. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Part C—Other Information

Item 25. Financial Statements and Exhibits

1. Consolidated Financial Statements:

Included in Parts A and B of the registration statement:

AMERICAN CAPITAL STRATEGIES, LTD.

2. Exhibits:

* 2.a. American Capital Strategies, Ltd. Second Amended and Restated Certificate of Incorporation, as amended, filed herewith.

* 2.b. American Capital Strategies, Ltd. Second Amended and Restated Bylaws, incorporated herein by reference to Exhibit 2.b of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-29943), filed on August 12, 1997.

* 2.d.1. Instruments defining the rights of holders of securities: See Article IV of our Second Amended and Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 2.a of the Registration Statement on Form N-2 (File No. 333-142398), filed on April 26, 2007.

* 2.d.2. Instruments defining the rights of holders of securities: See Section I of our Second Amended and Restated Bylaws, incorporated herein by reference to Exhibit 2.b of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-29943), filed on August 12, 1997.

* 2.d.3. Indenture between American Capital Strategies, Ltd and Wells Fargo Bank, National Association, dated as of April 26, 2007, incorporated herein by reference to Exhibit 2.d.3. of the Registration Statement on Form N-2 (File No. 333-142398), filed on April 26, 2007.

** 2.d.4 Form of First Supplemental Indenture by and between American Capital Strategies, Ltd. and Wells Fargo Bank, National Association, dated as of July    , 2007.

** 2.d.5 Form of 6.85% Senior Note due 2012.

* 2.e. Third Amended and Restated Dividend Reinvestment Plan, incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-123340), filed on March 30, 2007.

* 2.h.1. Form of Underwriting Agreement, incorporated herein by reference to Exhibit 2.h.1. of the Registration Statement on Form N-2 (File No. 333-142398), filed on April 26, 2007.

**2.h.2 Form of Underwriting Agreement.

* 2.i.1. Form of American Capital Strategies, Ltd. Employee Investment and Stock Ownership Plan, incorporated herein by reference to Exhibit 4 to the Registration Statement on Form S-8 (File No. 333-34352), filed on April 7, 2000.

* 2.i.2. Form of American Capital Strategies, Ltd. 1997 Stock Option Plan, incorporated herein by reference to Exhibit 2.i.2 of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-29943), filed on August 12, 1997, as further amended by Amendment No. 1 incorporated herein by reference to Attachment II to the Definitive Proxy Statement for the 1998 Annual Meeting (File No. 814-00149), filed on April 15, 1998.

* 2.i.3. Form of American Capital Strategies, Ltd. 1997 Disinterested Director Stock Option Plan, incorporated herein by reference to Attachment I to the Definitive Proxy Statement for 1998 Annual Meeting (File No. 814-00149), filed April 15, 1998.

* 2.i.4. Form of American Capital Strategies, Ltd., 2000 Employee Stock Option Plan, incorporated herein by reference to Appendix II to the Definitive Proxy Statement for the 2000 Annual Meeting filed on April 5, 2000, as amended by Amendment No. 1 incorporated herein by reference to Exhibit II to the Definitive Proxy Statement for the 2001 Annual Meeting (File No. 814-00149), filed on April 3, 2001.

* 2.i.5. Form of American Capital Strategies, Ltd., 2000 Disinterested Director Stock Option Plan, incorporated by reference to Appendix III to the Definitive Proxy Statement for the 2000 Annual Meeting (File No. 814-00149), filed on April 5, 2000.

* 2.i.6. Form of American Capital Strategies, Ltd. 2002 Employee Stock Option Plan, incorporated herein by reference to Exhibit I to the Definitive Proxy Statement for the 2002 Annual Meeting (File No. 814-00149), filed on April 12, 2002.

* 2.i.7. Form of American Capital Strategies, Ltd. 2003 Employee Stock Option Plan, incorporated by reference to Exhibit I to the Definitive Proxy Statement for the 2003 Annual Meeting (File No. 814-00149), filed on April 10, 2003.

*2.i.8 Form of American Capital Strategies, Ltd. 2004 Employee Stock Option Plan, incorporated by reference herein to exhibit to the Definitive Proxy Statement for the 2004 Annual Meeting (File No. 814-00149), filed March 26, 2004.

*2.i.9. Form of American Capital Strategies, Ltd. 2005 Employee Stock Option Plan, incorporated by reference to Exhibit III to the Definitive Proxy Statement for the 2004 Annual Meeting (File No. 814-00149) filed on April 26, 2005.

*2.i.10. Form of American Capital Strategies, Ltd. 2006 Employee Stock Option Plan, incorporated by reference to Exhibit I to the Definitive Proxy Statement for the 2006 Annual Meeting (File No. 814-00149) filed on April 11, 2006.

*2.i.11. Form of Amended and Restated American Capital Incentive Bonus Plan, incorporated by reference to Exhibit II to the Definitive Proxy Statement for the 2006 Annual Meeting (File No. 814-00149) filed on April 11, 2006.

*2.i.12. Form of Acceptance and Election Agreement for Amended and Restated American Capital Incentive Bonus Plan, incorporated by reference herein to Exhibit 2.i.12 of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-133571), filed June 26, 2006.

*2.i.13. Proposed American Capital Strategies, Ltd. 2007 Stock Option Plan, incorporated herein by reference to Exhibit I to the Definitive Proxy Statement for the 2007 Annual Meeting (File No. 814-00149), filed March 27, 2007.

*2.i.14. American Capital Strategies, Ltd. Disinterested Director Retention Plan, incorporated herein by reference to Exhibit 10.1 of Form 8-K, dated August 2, 2006.

* 2.i.15. Stock Option Exercise Agreement between American Capital Strategies, Ltd. and Malon Wilkus, dated March 7, 2001, incorporated herein by reference to Exhibit 2.i.23 of the Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-36818), filed May 29, 2001.

* 2.i.16. Stock Option Exercise Agreement between American Capital Strategies, Ltd. and Malon Wilkus dated March 2, 2001, incorporated herein by reference to Exhibit 2.i.24 of the Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-36818), filed May 29, 2001.

* 2.i.17. Stock Option Exercise Agreement between American Capital Strategies, Ltd. and Malon Wilkus, dated December 12, 2001, incorporated herein by reference to Exhibit 10.68 of Form 10-K for the year ended December 31, 2004 (File No. 814-00149), filed March 15, 2005.

* 2.i.18. Purchase Note by Malon Wilkus in favor of American Capital Strategies, Ltd., dated June 7, 1999, incorporated herein by reference to Exhibit 10.16 of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-79377), filed July 9, 1999.

* 2.i.19. Purchase Note by Malon Wilkus in favor of American Capital Strategies, Ltd., dated March 7, 2001, incorporated herein by reference to Exhibit 2.i.27 of the Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-36818), filed May 29, 2001.

* 2.i.20. Purchase Note by Malon Wilkus in favor of American Capital Strategies, Ltd., dated March 2, 2001, incorporated herein by reference to Exhibit 2.i.28 of the Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-36818), filed May 29, 2001.

*2.i.21. Purchase Note by Malon Wilkus in favor of American Capital Strategies, Ltd., dated December 12 2001, incorporated herein by reference to Exhibit 10.72 on Form 10-K for the year ended December 31, 2004 (File No. 814-00149), filed March 15, 2005.

* 2.j.1. Custodian Agreement between American Capital Strategies, Ltd. and Riggs Bank, N.A., dated as of August 27, 2997, incorporated herein by reference to Exhibit 2.j.2 of the Pre-Effective Amendment No. 2 to the Registration statement on Form N-2 (File No. 333-29943) filed August 29, 1997.

* 2.j.2. Amended and Restated Custodian Agreement between American Capital Strategies, Ltd. and Wells Fargo Bank, National Association, dated as of February 2, 2007, incorporated herein by reference to Exhibit 2.j.2 of the Registration Statement on Form N-2 (File No. 333-142398), filed on April 26, 2007.

* 2.k.1. Third Amended and Restated Purchase and Sale Agreement between ACS Funding Trust I and American Capital Strategies, Ltd., dated as of September 22, 2005, incorporated herein by reference to Exhibit 10.2 of Form 8-K dated September 28, 2005.

* 2.k.2. Amendment No. 3 to Third Amended and Restated Loan Funding and Servicing Agreement among ACS Funding Trust I, American Capital Strategies, Ltd., Variable Funding Capital Corporation, Citigroup Global Markets Realty Corp., Wachovia Capital Markets, LLC, YC SUSI Trust, Bank of America, National Association, JPMorgan Chase Bank, N.A., Wachovia Bank, National Association, and Wells Fargo Bank, National Association, dated October 5, 2006, incorporated herein by reference to Exhibit 10.21 of Form 10-K for the year ended December 31, 2006 (File No. 814-00149), filed March 1, 2007.

* 2.k.3. Amended and Restated Trust Agreement by and among ACAS Business Loan LLC, 2006-1, as the Trust Depositor, M&T Trust Company of Delaware, as the Owner Trustee, Certificate Registrar, and Paying Agent, and American Capital Strategies, Ltd., as the Servicer, dated July 28, 2006, incorporated herein by reference to Exhibit 10.2 of Form 10-Q for the quarter ended September 30, 2006 (File No. 814-00149), filed November 9, 2006.

* 2.k.4. Purchase and Sale Agreement, dated October 1, 2006, between American Capital Strategies, Ltd. and American Capital Equity I, LLC, incorporated herein by reference to Exhibit 1.0 of Form 8-K, dated October 5, 2006.

* 2.k.5. ACAS Transfer Agreement between American Capital Strategies, Ltd., as the Originator, and ACAS Business Loan LLC, 2006-1, as the Trust Depositor, dated July 28, 2006, incorporated herein by reference to Exhibit 10.3 of Form 10-Q for the quarter ended September 30, 2006 (File No. 814-00149), filed November 9, 2006.

* 2.k.6. Transfer and Servicing Agreement by and among ACAS Business Loan Trust 2006-1, as the Issuer, ACAS Business Loan LLC, 2006-1, as the Trust Depositor, American Capital Strategies, Ltd., as the Originator and Servicer, and Wells Fargo Bank, National Association, as the Indenture Trustee and the Backup Servicer, dated July 28, 2006, incorporated herein by reference to Exhibit 10.4 of Form 10-Q for the quarter ended September 30, 2006 (File No. 814-00149), filed November 9, 2006.

*2.k.7. Indenture, by and between ACAS Business Loan Trust 2006-1, as the Issuer, and Wells Fargo Bank, National Association, as the Indenture Trustee, dated July 28, 2006, incorporated herein by reference to Exhibit 4.5 of Form 10-Q filed on November 9, 2006.

* 2.k.8. Credit Agreement by and among American Capital Strategies, Ltd., as Borrower, Wachovia Bank, National Association, as the Administrative Agent, Swingline Lender, and Issuing Lender, and the Lenders listed therein, dated May 16, 2007, incorporated herein by reference to Exhibit 10.1 of Form 8-K dated May 22, 2007.

* 2.k.9. Fourth Amended and Restated Intercreditor and Lockbox Administration Agreement among American Capital Strategies, Ltd., Wells Fargo Bank, National Association, Wachovia Capital Markets, LLC, Branch Banking and Trust Company, and Harris Nesbitt Corp., dated as of August 10, 2004, incorporated herein by reference to Exhibit 10.7 of Form 10-Q for the quarter ended September 30, 2004 (File No. 814-00149) filed November 9, 2004.

* 2.k.10. Escrow Agreement between American Capital Strategies, Ltd. and Wells Fargo Bank N.A., dated as of March 31, 1999, incorporated herein by reference to Exhibit 10.7 of Form 10-Q for the quarter ended March 31, 1999 (File No. 814-00149), filed May 17, 1999.

* 2.k.11. ACAS Transfer Agreement between American Capital Strategies, Ltd. and ACAS Business Loan LLC, 2004-1, dated as of December 2, 2004, incorporated herein by reference to Exhibit 10.3 of Form 8-K dated December 8, 2004.

* 2.k.12. Transfer and Servicing Agreement among ACAS Business Loan Trust 2004-1, ACAS Business Loan LLC, 2004-1, Wells Fargo Bank, National Association, and American Capital Strategies, Ltd. dated as of December 2, 2004, incorporated herein by reference to Exhibit 10.2 of Form 8-K dated December 8, 2004, as amended by Amendment No. 1 to Transfer and Servicing Agreement, by and among ACAS Business Loan Trust 2004-1, ACAS Business Loan LLC, 2004-1, American Capital Strategies, Ltd. and Wells Fargo Bank, National Association, dated as of September 22, 2005, incorporated by reference herein to Exhibit 10.18 of Form 10-Q for the quarter ended September 30, 2005 (File No. 814-00149), filed November 29, 2005.

* 2.k.13. Indenture, between Wells Fargo Bank, National Association, as Indenture Trustee and ACAS Business Loan Trust 2004-1, as the Issuer, dated as of December 2, 2004, incorporated herein by reference to Exhibit 4.1 of Form 8-K dated December 8, 2004.

* 2.k.14. Amended And Restated Trust Agreement, by and among ACAS Business Loan LLC, 2005-1, Wachovia Bank of Delaware, National Association, and American Capital Strategies, Ltd., dated as of October 4, 2005, incorporated herein by reference to Exhibit 10.23 of Form 10-Q for the quarter ended September 30, 2005 (File No. 814-00149), filed November 9, 2005.

* 2.k.15. ACAS Transfer Agreement, between American Capital Strategies, Ltd. and ACAS Business Loan LLC, 2005-1, dated as of October 4, 2005, incorporated herein by reference to Exhibit 10.27 of Form 10-Q for the quarter ended September 30, 2005 (File No. 814-00149), filed November 9, 2005.

* 2.k.16. Transfer And Servicing Agreement, by and among ACAS Business Loan Trust 2005-1, ACAS Business Loan LLC, 2005-1, American Capital Strategies, Ltd. and Wells Fargo Bank, National Association, dated as of October 4, 2005, incorporated herein by reference to Exhibit 10.28 of Form 10-Q for the quarter ended September 30, 2005 (File No. 814-00149), filed November 9, 2005.

* 2.k.17. Purchase Agreement, by and among American Capital Strategies, Ltd., Wachovia Capital Markets, LLC, Citigroup Global Markets Inc., Banc of America Securities LLC, BB&T Capital Markets, a division of Scott & Stringfellow, Inc., Harris Nesbitt Corp., and HVB Capital Markets, Inc., dated September 29, 2005, incorporated herein by reference to Exhibit 10.29 of Form 10-Q for the quarter ended September 30, 2005 (File No. 814-00149), filed November 9, 2005.

* 2.k.18. Class A-2A Note Purchase Agreement by and among ACAS Business Loan Trust 2005-1, Wells Fargo Bank, National Association, Centauri Corporation and Wachovia Bank, National Association, dated October 4, 2005, incorporated herein by reference to Exhibit 10.30 of Form 10-Q for the quarter ended September 30, 2005 (File No. 814-00149), filed November 9, 2005.

* 2.k.19. Class A-2A Note Purchase Agreement by and among ACAS Business Loan Trust 2005-1, Wells Fargo Bank, National Association, Five Finance Corporation and Wachovia Bank, National Association, dated October 4, 2005, incorporated herein by reference to Exhibit 10.31 of Form 10-Q for the quarter ended September 30, 2005 (File No. 814-00149), filed November 9, 2005.

* 2.k.20. Class A-2A Note Purchase Agreement by and among ACAS Business Loan Trust 2005-1, Wells Fargo Bank, National Association, Dorado Corporation and Wachovia Bank, National Association, dated October 4, 2005, incorporated herein by reference to Exhibit 10.32 of Form 10-Q for the quarter ended September 30, 2005 (File No. 814-00149), filed November 9, 2005.

* 2.k.21. Indenture, by and between ACAS Business Loan Trust 2005-1, as the Issuer, and Wells Fargo Bank, National Association, as the Indenture Trustee, dated as of October 4, 2005, incorporated herein by reference to Exhibit 4.8 of Form 10-Q for the quarter ended June 30, 2005 (File No. 814-00149), filed November 9, 2005.

* 2.k.22. Purchase Agreement, by and among American Capital Strategies, Ltd., Wachovia Capital Markets, LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Harris Nesbitt Corp. and BB&T Capital Markets, a division of Scott & Stringfellow, dated as of November 22, 2004, incorporated herein by reference to Exhibit 10.1 of Form 8-K dated December 8, 2004.

* 2.k.23. Amended and Restated Employment Agreement between American Capital Strategies, Ltd. and Malon Wilkus, dated as of March 28, 2003, incorporated herein by reference to Exhibit 10.25 of Form 10-K for the year ended December 31, 2002 (File No. 814-00149), filed March 31, 2003.

* 2.k.24. Amended and Restated Employment Agreement between American Capital Strategies, Ltd. and John Erickson, dated as of March 28, 2003, incorporated herein by reference to Exhibit 10.26 of Form 10-K for the year ended December 31, 2002 (File No. 814-00149), filed March 31, 2003.

* 2.k.25. Amended and Restated Employment Agreement between American Capital Strategies, Ltd. and Ira Wagner, dated as of March 28, 2003, incorporated herein by reference to Exhibit 10.27 of Form 10-K for the year ended December 31, 2002 (File No. 814-00149), filed March 31, 2003.

* 2.k.26. Second Amended and Restated Employment Agreement between American Capital Strategies, Ltd. and Roland Cline, dated as of March 28, 2003, incorporated herein by reference to Exhibit 10.28 of Form 10-K for the year ended December 31, 2002 (File No. 814-00149), filed March 31, 2003.

* 2.k.27. Amended and Restated Employment Agreement between American Capital Strategies, Ltd. and Gordon O’Brien, dated as of March 28, 2003, incorporated herein by reference to Exhibit 10.29 of Form 10-K for the year ended December 31, 2002 (File No. 814-00149), filed March 31, 2003.

* 2.k.28. Employment Agreement between American Capital Strategies, Ltd. and Darin Winn, dated as of March 28, 2003, incorporated herein by reference to Exhibit 10.30 of Form 10-K for the year ended December 31, 2002 (File No. 814-00149), filed March 31, 2003.

* 2.k.29. Employment Agreement between American Capital Strategies, Ltd. and Samuel A. Flax, dated as of January 1, 2005, incorporated herein by reference to Exhibit 10.65 of Form 10-K for the year ended December 31, 2004 (File No. 814-00149), filed March 15, 2005.

* 2.k.30. Employment Agreement between American Capital Strategies, Ltd. and Brian Graff, dated as of April 19, 2006, incorporated herein by reference to Exhibit 10.9 of Form 10-Q for the quarter ended March 31, 2006.

**2.l.1. Opinion of Arnold & Porter LLP and consent to its use regarding 6.85% Senior Notes due 2012.

*2.n.1. Consent of Ernst & Young LLP.

* 2.n.2. Opinion of Ernst & Young LLP, independent registered accounting firm, regarding “Senior Securities” table contained herein, incorporated herein by reference to Exhibit 2.n.2 of the Registration Statement on Form N-2 (File No. 333-142398), filed on April 26, 2007.

* 2.n.3. Opinion and consent of Arnold & Porter LLP, incorporated herein by reference to Exhibit 2.n.3 of the Registration Statement on Form N-2 (File No. 333-142398), filed on April 26, 2007.

**2.n.4. Consent of Arnold & Porter LLP (contained in Exhibit 2.l.1).

* 2.r. American Capital Strategies, Ltd. Code of Ethics and Conduct, incorporated herein by reference to Exhibit 2.r of the Registration Statement on Form N-2 (File No. 333-113859), filed March 23, 2004 and American Capital Strategies, Ltd. Personal Investments Code, incorporated herein by reference to Exhibit 2.r of Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-125278), filed July 29, 2005.

* 24. Powers of Attorney of directors and officers, incorporated herein by reference to Exhibit 24 of the Registration Statement on Form N-2 (File No. 333-142398), filed on April 26, 2007.

* 25. Statement of Eligibility of Trustee on Form T-1, incorporated herein by reference to Exhibit 25 of the Registration Statement on Form N-2 (File No. 333-142398), filed on April 26, 2007.

** 99.1. Computation of Earnings to Fixed Charges.

*	Previously filed in whole or in part.
**	Filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 106 of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27. Other Expenses of Issuance and Distribution**

Commission Registration Fee	$92,308
NASD Fee	75,500
NASDAQ additional listing fee	65,000
Accounting fees and expenses	500,000
Legal fees and expenses	500,000
Printing and engraving	750,000
Registrar and transfer agent’s fees	10,000
Miscellaneous fees and expenses	15,000

Total	$2,007,808

**	Estimated for filing purposes and excludes fees previously paid.

Item 28. Persons Controlled By Or Under Common Control

Consolidated Subsidiaries

1)	American Capital Financial Services, Inc., a Delaware corporation (“ACFS”); we own 100% of the stock.

2)	ACS Funding Trust I, a Delaware statutory trust. We are the sole owner.

3)	ACAS Business Loan LLC, 2004-1, a Delaware limited liability company (the “2004-1 LLC”). We are the sole regular member.

4)	ACAS Business Loan Trust 2004-1, a Delaware statutory trust. The 2004-1 LLC is the sole owner.

5)	ACAS Business Loan LLC, 2005-1, a Delaware limited liability company (the “2005-1 LLC”). We are the sole regular member.

6)	ACAS Business Loan Trust 2005-1, a Delaware statutory trust. The 2005-1 LLC is the sole owner.

7)	ACAS Business Loan LLC, 2006-1, a Delaware limited liability company (the “2006-1 LLC”). We are the sole regular member.

8)	ACAS Business Loan Trust 2006-1, a Delaware statutory trust. The 2006-1 LLC is the sole owner.

9)	ACAS Business Loan LLC, 2007-1, a Delaware limited liability company (the “2007-1 LLC”). We are the sole regular member.

10)	ACAS Business Loan Trust 2007-1, a Delaware statutory trust. The 2007-1 LLC is the sole owner.

11)	American Capital-Asia, Ltd., a Delaware corporation; we own 100% of the stock.

12)	Capital Placement Holdings, Inc., a Delaware corporation; we own 100% of the stock.

13)	European Capital Financial Services (Guernsey) Limited, a Guernsey holding company (“ECFS Guernsey”); we own 100% of the stock.

14)	European Capital Financial Services Limited, a private limited company incorporated in the United Kingdom; ECFS Guernsey owns 100% of the stock.

Other Controlled Entities

We have also established certain limited purpose entities to facilitate certain portfolio transactions. In addition, we may be deemed to control certain portfolio companies. See “Portfolio Companies” in the prospectus.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of our securities at May 25, 2007.

Title of Class	Number of Record Holders
Common Stock, par value $0.01 per share	970
Preferred Stock, par value $0.01 per share	0
Debt Securities	0

Item 30. Indemnification

The Delaware General Corporation Law (Section 102) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of his fiduciary duty as a director, except in the case where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Second Amended and Restated Certificate of Incorporation, as amended, contains a provision that eliminates directors’ personal liability as set forth above, except in cases of a director’s willful misfeasance, bad faith, gross negligence or reckless disregard of such director’s duties involved in the conduct of the office of director.

The Delaware General Corporation Law (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions, gives a director or officer who successfully defends an action the right to be so indemnified. Such indemnification is not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or otherwise. Our

Second Amended and Restated Certificate of Incorporation, as amended, provides for indemnification authorized by Section 145 of the Delaware General Corporation Law, except to the extent that a person has committed willful misfeasance, bad faith, gross negligence or reckless disregard in the conduct of such person’s duties to or for us.

See Article VII of our Second Amended and Restated Certificate of Incorporation, as amended, and Section VI of our Second Amended and Restated Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the court of the issue.

Item 31. Business and Other Connections of Investment Adviser

Not applicable.

Item 32. Location of Accounts and Records

We will maintain at our principal office physical possession of each account, book or other document required to be maintained by Section 31(a) of the 1940 Act.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1) to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement (ii) our net asset value increases to an amount greater than its net proceeds as stated in the prospectus;

(2) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a) (3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

(3) that, for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(4) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(5) that, for the purpose of determining any liabilities under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

Subject to the terms and conditions of Section 15(d) of the Exchange Act, we hereby undertake to file with the Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda and State of Maryland, on the 18th day of July, 2007.

AMERICAN CAPITAL STRATEGIES, LTD.

By:	/s/ SAMUEL A. FLAX
Samuel A. Flax Executive Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
* Malon Wilkus	Chairman of the Board of Directors, President and Chief Executive Officer (principal executive officer)	July 18, 2007

/s/ John R. Erickson John R. Erickson	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	July 18, 2007

* Mary C. Baskin	Director	July 18, 2007

* Neil M. Hahl	Director	July 18, 2007

* Philip R. Harper	Director	July 18, 2007

* John A. Koskinen	Director	July 18, 2007

* Stan Lundine	Director	July 18, 2007

* Kenneth D. Petersen, Jr.	Director	July 18, 2007

* Alvin N. Puryear	Director	July 18, 2007

*/s/ SAMUEL A. FLAX Samuel A. Flax	Attorney-in-Fact	July 18, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
d.4	Form of First Supplemental Indenture by and between American Capital Strategies, Ltd. and Wells Fargo National Association, dated as of July , 2007.

d.5	Form of 6.85% Note due 2012.

h.2	Form of Underwriting Agreement.

l.1	Opinion of Arnold & Porter LLP and consent to its use.

n.4	Consent of Arnold & Porter (Contained in exhibit l.1).

99.1	Computation of Earnings to Fixed Charges.